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Exhibit 99.5

PricewaterhouseCoopers LLP Chartered Accountants PO Box 82 Royal Trust Tower, Suite 3000 Toronto Dominion Centre Toronto, Ontario Canada M5K 1G8 Telephone +1 416 863 1133 Facsimile +1 416 365 8215

Consent of Independent Auditors

We hereby consent to the inclusion in this Annual Report on Form 40-F of Alliance Atlantis Communications Inc. ("Company") of our auditors' report dated March 28, 2005 relating to the consolidated financial statements. We also consent to the incorporation by reference in the Company's registration statements on Form S-8 (File Nos. 333-13284 and 333-9586) of our auditors' report dated March 28, 2005 on the Company's financial statements included in the 2004 Annual report on Form 40F.

March 28, 2005

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

PricewaterhouseCoopers LLP Chartered Accountants PO Box 82 Royal Trust Tower, Suite 3000 Toronto Dominion Centre Toronto, Ontario Canada M5K 1G8 Telephone +1 416 863 1133 Facsimile +1 416 365 8215

Consent of Independent Auditors

We hereby consent to the inclusion in this Annual Report on Form 40-F of Alliance Atlantis Communications Inc. (the "Company") of our auditors' report dated August 10, 2005 relating to the schedule of reconciliation to generally accepted accounting principles in the United States of America and our comments by auditors on Canada-U.S.A. reporting differences dated March 28, 2005 relating to the consolidated financial statements. We also consent to the incorporation by reference in the Company's registration statements on Form S-8 (File Nos. 333-13284 and 333-9586) of our auditors report dated August 10, 2005 on the Company's schedule of reconciliation to generally accepted accounting principles in the United States of America and our comments by auditors on Canada-USA reporting difference dated August 10, 2005 both of which are included in the 2004 Annual Report on Form 40-F.

August 10, 2005

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

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  Exhibit 99.5